SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of           November          , 2004

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
(Registrant)
Date: November 18, 2004	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
THURSDAY, NOVEMBER 18, 2004

Shell Canada announces $1.8 billion capital expenditure program for 2005

Calgary, Alberta — Shell Canada announced today a $1.8 billion capital and exploration expenditure plan for 2005, up more than 60 per cent from spending levels in 2004.

Clive Mather, Shell Canada’s President and CEO, said, “While profitability of our existing businesses remains a priority, we will be putting more emphasis on our strong and diverse portfolio of growth opportunities over the next several years. Our 2005 investment plan includes increased levels of expenditure to advance growth opportunities in our upstream businesses and to bolster our downstream marketing network.”

The 2005 program for the Exploration and Production (E&P) business segment includes $220 million for exploration and $560 million for development projects. About 60 per cent of the program is focused on maintaining natural gas production levels in current areas of operation, $335 million in the Foothills area of Western Canada and approximately $150 million for the Sable gas project offshore Nova Scotia. The balance of the 2005 E&P program is mainly related to growth opportunities, unconventional gas and Peace River in-situ oil sands in Western Canada and the Mackenzie Gas Project in the far north. The unconventional gas program includes additional test wells to further advance and assess tight gas and coalbed methane opportunities in British Columbia and Alberta. The Peace River program includes additional wells to increase bitumen production to the current license capacity of 12,000 barrels per day and engineering and technical work for a potential 30,000 barrels per day expansion project. Depending on the outcomes of this work and obtaining necessary approvals, construction on the Peace River expansion project could start in 2007.

The 2005 program for Oil Sands includes $135 million for Athabasca Oil Sands Project (AOSP) operations and profitability initiatives and $215 million for growth. Planned profitability initiatives are largely focused on reducing unit costs. The growth related spend includes AOSP debottlenecking projects and front-end engineering for a 90,000 barrels per day expansion. The 2005 program also includes funding to capitalize a lease arrangement for large mobile equipment (trucks and shovels) at the Muskeg River Mine. This arrangement is currently accounted for as an operating lease.

The 2005 program for Oil Products includes approximately $110 million for marketing and $370 million for manufacturing and distribution projects. Almost two-thirds of the planned manufacturing and distribution expenditure in 2005 is for distillate hydrotreater projects at Montreal and Scotford, which are on track to meet ultra-low sulphur requirements for diesel in 2006. The marketing program for 2005 has been increased and will be focused on strengthening the retail network in major urban areas.

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“All three business units, including Oil Sands, are now making significant contributions to our bottom line, giving us increased financial capacity to pursue growth initiatives,” said Clive Mather. “People are critical to our success and I’m confident that we can develop sufficient skills and capacity in our organization to move these opportunities forward and create incremental value for our shareholders.”

For further information contact:

Investor Inquiries:	Media Inquiries:
Jim Fahner	Jan Rowley
Manager, Investor Relations	Manager, Public Affairs
(403) 691-2175	(403) 691-3899

Visit Shell’s web site: www.shell.ca

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.